Exhibit 99.1

MEDIA RELEASE

April 8, 2022

Algoma Steel Comments on Ontario’s Recently Announced Northern Energy Advantage Program

SAULT STE. MARIE, ONTARIO (April 8, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today commented on Ontario’s newly announced Northern Ontario Energy Advantage Program (“NEAP”), an important program for Algoma as it pursues its transition to electric arc furnace (“EAF”) steelmaking.

“The Province’s commitment to supporting industrial electricity customers through the Northern Industrial Electricity Rebate Program was key in our decision to pursue electric arc steelmaking. We believe the ongoing support from the Government of Ontario through the enhanced NEAP program will play an important role in enabling us to modernize steelmaking and create a secure, stable future in Sault Ste. Marie,” said Michael McQuade, President and CEO of Algoma. “Importantly, the NEAP is expected to provide a reliable energy framework to allow industrial electricity consumers across Northern Ontario to consider long-term investment decisions in technologies and expansion initiatives that can further regional economic activity and advance climate change goals. We recognize and thank the province for their support and leadership on the path to net zero.”

With Algoma’s previously announced transition to EAF steelmaking, today’s NEAP announcement represents a further landmark reinforcing the relevance of its investment decision. Ontario’s clean energy grid is known as one of the lowest carbon emitting power supplies across North America. When combined with Algoma’s strategic decision to transition to EAF, the Company intends to become one of the leading producers of green steel in North America.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s planned investment in and transition to EAF steelmaking, including its plan to modernize steelmaking and create a secure, stable future in Sault Ste. Marie, and its intention to

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

become one of the leading producers of green steel in North America. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be delayed or unable to realize its business plans and strategic objectives, including its investment in, and transition to, EAF steelmaking; the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and in the registration statement on Form F-1 filed by Algoma with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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